UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

 (Name of Subject Company)

ILOG S.A.

 (Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an email sent on July 28, 2008 to partners of ILOG S.A. (the “Company”) from Pierre Haren, the Company’s Chief Executive Officer:

Dear (OEM/ISV Partner):

Today, ILOG and IBM announced that they have signed an agreement under which IBM will launch a cash tender offer for all outstanding shares of ILOG.

ILOG management supports this move and we expect it to be very beneficial for our partners. If the tender offer is successful and the acquisition proceeds, ILOG will become part of a much larger, well-resourced organization. IBM’s increasing focus on software, deep R&D, global reach, substantial professional services, sales resources, and commitment to technical excellence will provide great benefits for ILOG partners.

ILOG management also believes this move offers us a great opportunity to accelerate our vision. Our BRMS and visualization technologies are an essential complement to their BPM and SOA software offering.  Our optimization software complements IBM’s strategy for Business Optimization.  Our SCM products complement IBM’s Global Business Services (GBS) offering in Supply Chain Management.  Being part of IBM will allow us to extend our market reach and geographic coverage. ILOG extends partner value for IBM by bringing skills and expertise to customers around the world.

IBM highly values ILOG’s ISV partners and is committed to their ongoing support and success.

We expect the acquisition to close in December 2008.  It is important to note that until the acquisition closes, ILOG will remain independent and it is business as usual in your relationship with us. Your contacts will remain the same. We will advise you as soon as possible of any changes.

Please feel free to contact me or your ILOG alliances or account manager if you have any further questions or concerns.

Sincerely,

Pierre Haren

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.